PROSPECTUS SUPPLEMENT NO. 18	Filed Pursuant to Rule 424(b)(7)
(TO PROSPECTUS DATED MAY 23, 2006)	Registration No. 333-134409

$300,000,000

ARVINMERITOR, INC.

4.625% CONVERTIBLE SENIOR NOTES DUE 2026

SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

This prospectus supplement no. 18 supplements and amends the prospectus dated May 23, 2006, as previously supplemented and amended by prospectus supplements no. 1, dated May 31, 2006; no. 2, dated June 6, 2006; no. 3, dated June 13, 2006; no. 4, dated June 19, 2006; no. 5, dated June 26, 2006; no. 6, dated July 5, 2006; no. 7, dated July 12, 2006; no. 8, dated July 25, 2006; no. 9, dated August 1, 2006; no. 10, dated August 9, 2006; no. 11, dated August 15, 2006; no. 12, dated August 28, 2006; no. 13, dated September 5, 2006; no. 14, dated September 18, 2006; no. 15, dated October 25, 2006; no. 16, dated January 10, 2007; and no. 17, dated January 25, 2007 (as so supplemented and amended, the “prospectus”), relating to the resale from time to time by certain selling securityholders of our 4.625% Convertible Senior Notes Due 2026 and shares of our common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing in the table below, which is based on information provided by or on behalf of the named selling securityholders, supplements and amends the information in the table appearing under the heading “Selling Securityholders” in the prospectus. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $300,000,000 aggregate initial principal amount of notes outstanding. The number of shares of common stock owned prior to the offering excludes shares of common stock issuable upon conversion of the notes. The number of shares of common stock offered hereby is based on the initial conversion rate equivalent to 47.6667 shares of common stock per $1,000 initial principal amount of notes and a cash payment in lieu of any fractional share.

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering	Common Stock Offered Hereby
GLG Market Neutral Fund (2)	$10,000,000	3.33%	--	476,667

(1) We believe any excess of the total amount of registered sales by selling securityholders is the result of (i) sales by selling securityholders who previously registered their securities in unregistered exempt transactions and the subsequent registration by the purchasers thereof, or (ii) registration by selling securityholders who had acquired their securities in a previously registered transaction.

(2) GLG Partners Limited is the general partner of GLG Partners LP, which acts as the investment manager of GLG Market Neutral Fund and has voting and dispositive power over the securities held by the fund. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each of these individuals has voting and dispositive power over the securities held by the fund.

Investing in the notes and the underlying shares of common stock involves significant risks. See "Risk Factors" beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 1, 2007.